Exhibit 99.8

CORREVIO PHARMA CORP.

(the “Company”)

CERTIFICATE

TO:

British Columbia Securities Commission Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan The Manitoba Securities Commission

Ontario Securities Commission Authorité des Marchés Financiers

New Brunswick Financial and Consumer Services Commission Nova Scotia Securities Commission

Prince Edward Island Office of the Superintendent of Securities

Office of the Superintendent of Securities Service Newfoundland and Labrador Officer of the Superintendent of Securities Yukon Territory

RE:	The abridgement of time pursuant to National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”)

In connection with the abridgement of the time periods (the “Abridgement”) by the Company for notifying various regulatory authorities, exchanges and depositories of the record date and meeting date for the Company’s annual general meeting of shareholders and special meeting of shareholders, holders of options, restricted share units and phantom share units of the Company to be held on May 15, 2020 (the “Meeting”), and for delivering requests for beneficial ownership information to certain participants and intermediaries in connection with the Meeting, the undersigned, Justin Renz, President and Chief Financial Officer of the Company, hereby certifies for and on behalf of the Company and not in his personal capacity as follows:

(a)	the Company has made arrangements regarding the delivery of proxy-related materials in compliance with the applicable timing requirements in Sections 2.9 and 2.12 of NI 54-101;

(b)	the Company has otherwise carried out all of the requirements of NI 54-101 in addition to those described in paragraph (a) above; and

(c)	the Company is relying upon Section 2.20 of NI 54-101 in making the Abridgement with respect to subsections 2.2(1) and 2.5(1) of NI 54-101.

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DATED as of April 16, 2020

CORREVIO PHARMA CORP.
By:	(signed)	“Justin Renz”
	Name:	Justin Renz
	Title:	President and Chief Financial Officer